NAME OF REGISTRANT: BlackRock, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Stephen M Silberstein Revocable Trust
ADDRESS OF PERSON RELYING ON EXEMPTION: 29 Eucalyptus Road, Belvedere CA, 94920
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on BlackRock, Inc. 2016 Proxy Statement:
Proxy Voting Practices Regarding Executive Compensation
BlackRock, Inc.   Symbol: BLK

Filed by: The Stephen M Silberstein Revocable Trust

BlackRock Inc.
Vote Yes: Bring BlackRock Voting Practices on Executive Compensation in Line with Company Principles

Resolved clause:  Shareowners request that the Board of Directors issue a report to shareholders by December 2016, at reasonable cost and omitting proprietary information, which evaluates options for bringing its voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

Blackrock’s Proxy Votes: A Failure of Fiduciary Duty

Investment companies have a fiduciary responsibility to act in the best interest of their customers and an obligation to vote accordingly. It is not in the best interests of investors, or the shareholders of Blackrock, to have ever escalating CEO pay, or even high CEO pay, at the companies in which they invest.

From July 1, 2014 through June 30, 2015, BlackRock approved, with its “Say on Pay” proxy votes, 99 percent of CEO pay packages in the S&P 500 companies. This level of support was higher than that of other investment managers; the average approval rating of 118 of these managers was 90 percent.

By rejecting only one percent of CEO pay packages, Blackrock is exercising less fiduciary responsibility -- by a factor of ten -- than the median investment manager, which rejects about ten percent of CEO pay packages. Blackrock also fails to meet the standards suggested by the two advisory services (ISS and Glass Lewis) which recommend rejecting about 15% of CEO pay packages, and it falls below numerous pension funds which reject 20% or more of CEO pay packages.

In a study conducted by As You Sow identifying the 100 Most Overpaid CEOs, Blackrock voted against only 3 CEO pay packages, although it held 99 of the companies in its portfolios. This level of opposition is particularly weak compared to other funds that hold similar portfolios. In the study, 26 mutual fund votes on CEO pay were analyzed. At those companies the median level of opposition was 22%. Schwab funds, for example, voted against 35% of these overpaid packages.  Even though Schwab rejects less pay packages than what we consider ideal, and less than many public pension funds, nevertheless Schwab's rejection rate of 35% is far superior to the measly 3% rate of Blackrock

See table on the following page for more information.

Opposition to 100 Overpaid CEO Pay Packages in 2015

By Funds with Broadest Portfolios

Fund family	Opposition level on overpaid CEO packages
Calvert	87%
SEI	37%
Schwab	35%
Columbia	35%
Mass Mutual	30%
Prudential	30%
USAA	27%
RS	27%
John Hancock	27%
Dreyfus	27%
Nationwide	26%
BNY Mellon	26%
Metropolitan	26%
Deutsche/DWS	26%
Nuveen	25%
Principal	25%
Mainstay	24%
Invesco	23%
Wells Fargo	23%
Jackson	22%
JP Morgan	21%
Fidelity	21%
VOYA/ING	15%
State Street	13%
GE	13%
Goldman Sachs	12%
T Rowe	8%
TIAA-CREF	4%
Blackrock	3%

Data collected by Fund Votes, based on As You Sow’s The 100 Most Overpaid CEOS: Are Fund Managers Asleep at the Wheel? Fund families were included on this list if they voted on at least 99 of these companies. Vote calculated using “unique” count formula. See Appendix B in The 100 Most Overpaid CEOS: Are Fund Managers Asleep at the Wheel? for more information.

Executive Pay is a Key Issue for Shareholders

It is not true that CEOs will not work effectively unless they are paid outrageous sums of money, or that they need that money to "incent" them to do their job, or that there is such a shortage of people capable of being effective CEOs such that "the market" has to raise CEO pay to the sky, and continue to raise it every year. Furthermore, it could be argued that American companies, with their high CEO pay, are, because of that high cost, at a competitive disadvantage to their foreign competitors who pay their CEOs more reasonably. Patriotic American investors need to speak up on this issue.

Numerous studies have shown that there is no correlation between CEO pay and company performance. See for example:

•	http://www.amazon.com/Pay-without-Performance-Unfulfilled-Compensation/dp/0674022289

•	http://www.amazon.com/Indispensable-Other-Myths-Experiment-Failed/dp/0520281012/

Indeed, it has been argued that "performance" incentives can lead to bad behavior on the part of corporate executives.

As the study notes, the highest levels of CEO pay are not reflective of company performance. It may be said, then, that high CEO pay at SP500 companies is not reflective of "performance" at anything other than being lucky enough to be the person chosen for that job.

Blackrock's own CEO, Larry Fink, was rated the 39th most overpaid CEO (out of the 500 SP 500 CEOs). Mr. Fink's pay was raised eight percent last year (to $26 million a year), nearly three times the 2.7% profit increased at the company -- at a time that Blackrock shares fell five percent in value during the year.

Blackrock’s Voting Practices are Counter to Expressed Philosophy

Blackrock’s voting practices note areas of concern: “We may determine to vote against the election of compensation committee members and/or Say on Pay proposals in certain instances, including but not limited to when: We identify a misalignment over time between target pay and/or realizable compensation and company performance as reflected in financial and operational performance and/or shareholder returns; or We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company’s selected peers.”

Yet, even at companies where there is broad consensus among other investors that compensation is excessive, Blackrock has generally supported such compensation packages.

The document adds: “our Say on Pay vote is likely to correspond with our vote on the directors who are compensation committee members responsible for making compensation decisions.”

Our examination of votes on directors, as well as proposals, found this was not the case. There was only one company in the S&P where Blackrock voted against both the say on pay and the compensation committee: Ralph Lauren. At Oracle and Bristol Myers – the two other companies where Blackrock voted against the management say on pay – it did not cast votes against any compensation committee members.  Blackrock cast 416 votes against directors at S&P 500 Companies (over 24,000 in favor), but generally only one individual at a company. Therefore we urge shareholders to vote FOR the resolution at the May 25 2016 shareholder meeting.